Exhibit 99.5

LIZHI INC. ANNOUNCES PRICING OF $30.0 MILLION REGISTERED DIRECT OFFERING

GUANGZHOU, China, April 8, 2021 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, announced today that it has entered into a securities purchase agreement with a certain institutional investor to purchase $30,000,002 worth of its American Depositary Shares (“ADS”) and warrants in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 3,685,504 ADSs and warrants to purchase 2,764,128 ADSs. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $8.14. The warrants will expire five years from the date of issuance. The purchase price for one ADS and three-quarters corresponding warrant will be $8.14. The gross proceeds to the Company from the registered direct offering are estimated to be $30,000,002 before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering is expected to close on or about April 13, 2021, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds from the offering for the development of its online audio business in both overseas markets and mainland China and other general corporate purposes.

Kingswood Capital Markets, division of Benchmark Investments, Inc. is acting as the exclusive placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 (File No.: 333-254782) which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2021 and became effective on April 2, 2021. A prospectus supplement related to the offering will be filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement relating to the offering may be obtained, when available, by contacting: Kingswood Capital Markets, division of Benchmark Investments Inc., 17 Battery Place, Suite 625, New York, NY 10004, Attention: Syndicate Department, or via email at syndicate@kingswoodcm.com or telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, and these securities shall not be sold in any state or jurisdiction in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About LIZHI INC.

LIZHI INC. has built an audio ecosystem with a global presence consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com